

January 3, 2012

Via E-mail
Howard A. Willard III
Executive Vice President and Chief Financial Officer
Altria Group, Inc.
6601 West Broad Street
Richmond, VA 23230

> **Re: Altria Group, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed February 25, 2011**
> **Definite Proxy Statement on Schedule 14A**
> **Filed April 8, 2011**
> **File No. 001-08940**

Dear Mr. Willard III:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ David R. Humphrey

David R. Humphrey
Accounting Branch Chief